DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03010586

NO ACT
PE 12-19-02
1-12609

February 18, 2003

Gary P. Encinas
Chief Counsel
Corporate Law Department
PG&E Corporation
One Market, Spear Tower
Suite 400
San Francisco, CA 94105

Act 1934
Section
Rule 14A-8
Public Availability 2-18-2003

Re: PG&E Corporation
Incoming letter dated December 19, 2002

Dear Mr. Encinas:

This is in response to your letter dated December 19, 2002 concerning the shareholder proposal submitted to PG&E by the General Board of Pension and Health Benefits of the United Methodist Church, Jane K. Bright, Arthur Burns, Lori A. Ehrlich, Gail McCormick, R. Lynn Nadeau, Brad Simmons, and Susan Vickers. We also have received a letter on the proponents' behalf dated January 29, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 27 2003
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Shelley Alpern
Assistant Vice President
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809

PG&E Corporation

Gary P. Encinas
Chief Counsel, Corporate
Law Department

One Market, Spear Tower
Suite 400
San Francisco, CA 94105
415.817.8201
Fax: 415.817.8225
gary.encinas@pge-corp.com

December 19, 2002

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re: Shareholder Proposal of the General Board of Pension and Health Benefits of the United Methodist Church, et al.

Ladies and Gentlemen:

PG&E Corporation has received eight substantively identical shareholder proposals and supporting statements (the "Proposal") that have been submitted by the General Board of Pension and Health Benefits of the United Methodist Church (the "Board") and by seven other individuals "in cooperation" with the Board (the "Co-Proponents" and, with the Board, the "Proponents"), for inclusion in PG&E Corporation's proxy statement pursuant to Securities and Exchange Commission (SEC) Rule 14a-8.

For the reasons set forth below, PG&E Corporation intends to omit the Proposal from the proxy materials for the 2003 Annual Meeting.

Pursuant to SEC Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, enclosed are:

1) the original and five copies of this letter, which includes an explanation of why PG&E Corporation believes it may exclude the Proposal; and

2) six copies of each submission of the Proposal and all other correspondence.

A copy of this letter also is being sent to Shelley Alpern of Trillium Asset Management, who the Proponents have named as the primary contact for this Proposal. (The Proponents each have requested that they be "copied" on any correspondence related to the Proposal.)

I. BACKGROUND

On November 13, 2002, each of the Proponents submitted the following proposal to the Corporation:

> THEREFORE, BE IT RESOLVED:
>
> That the Board of Directors report (at reasonable cost and omitting proprietary information) by October 2003 to shareholders on: (a) the economic risks associated with the Company's past, present and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and (b) the economic benefits of

committing to substantial reduction of those emissions related to its current business activities (i.e., potential improvement in competitiveness and profitability).

The submissions also contained identical supporting statements. In several submissions, the "RESOLVED" clause preceded the supporting statement while in other submissions the "RESOLVED" clause followed the supporting statement. We are treating the Board's submission as the Proposal.

None of the Proponents holds shares in their own name, and their holdings could not be confirmed by the Corporation's shareholder records. The Proponents' submissions indicated that "proof of ownership would be supplied by my broker."

Pursuant to Rule 14a-8(f), on November 26, 2002, the Corporation delivered to Ms. Alpern a letter (dated November 25, 2002) notifying her of the Corporation's belief that:

1. the written statement provided by the record holder of the Board's shares did not satisfy Rule 14a-8;

2. each of the other Proponents failed to provide the required written statement from the record holder of their shares; and

3. based on their submissions, Jane K. Bright, Arthur Burns, Lori A. Ehrlich, Gail McCormick, R. Lynn Nadeau, and Brad Simmons did not hold sufficient shares, or otherwise lacked authority, to submit a proposal pursuant to Rule 14a-8.

The Proponents received copies of the notification letter, as requested. The Corporation also notified Ms. Alpern that any response correcting the eligibility deficiencies must be received within 14 days of receipt of the Corporation's letter. As of the December 10, 2002 deadline for response, the Corporation had not received responses as to all of the Proponents.

Accompanying the letters from record holders was correspondence indicating that a Ms. Lisa Evans owns 1 share of PG&E Corporation common stock. The Corporation did not receive a shareholder proposal from Ms. Evans. The Corporation notified Ms. Evans' broker of this fact, who agreed to notify Ms. Evans. To date, Ms. Evans has not claimed that she has submitted a proposal to the Corporation.

II. REASONS FOR OMISSION

1. The Proposal Intrudes Upon the Directors' Exercise of Responsibilities and Duties to the Corporation

The Commission has long recognized that a "mandatory" proposal may not be a proper subject for shareholder action under state law, although such proposal may be a proper subject for shareholder action if the proposal is precatory. The Note to Rule 14a-8(i)(1) codifies this position. The Corporation is organized under the laws of the State of California. Under the California General Corporation Law (the "CGCL"), it is the directors, not the shareholders, who are responsible for the management of the corporation. Section 300(a) of the CGCL provides that, subject to the provisions of the CGCL and any limitation in a corporation's articles of incorporation relating to actions requiring shareholder approval, the business and affairs of a corporation are to be managed and all corporate powers shall be exercised under the direction of the Board. The Corporation's Articles of Incorporation contain no such limitations on the Board's management powers and responsibilities. The SEC staff has specifically expressed the view that, in the absence of limits on the authority of the Board of Directors, a shareholder proposal which mandates action by a California corporation may be omitted under Rule 14a-8(i)(1), and its predecessor Rule 14a-8(c)(1). *See* SEC No-Action Letter, PG&E Corporation (available February 22, 2000); SEC No-Action Letter, Southern California Edison (available January 21, 1994); SEC No-Action Letter, Mail Boxes, etc. (available April 26, 1994); SEC No-Action Letter, Pacific Gas and Electric Company (available February 1, 1993.)

Because the Proposal is mandatory, its approval would intrude upon the directors' exercise of their management powers and is improper under state law. Based upon the foregoing, it is my opinion that the Proposal is excludable from the Corporation's 2003 proxy materials under Rule 14a-8(i)(1).

2. Proponents Not Eligible to Submit a Proposal Under Rule 14a-8(b)

SEC Rule 14a-8, Question 2 specifies that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted. If the shareholder is not a registered holder, the shareholder must prove eligibility to submit a proposal by either (1) submitting to the company a written statement from the "record" holder of the securities verifying that, at the time of submission, the shareholder continuously held the required securities for at least one year or (2) submitting to the company appropriate filings on Schedule 13D, Schedule 13G, Form 3, Form 4, and/or Form 5, including amendments, demonstrating that the shareholder held the required number of shares. The shareholder also must include a written statement of intent to hold the securities through the date of the shareholder meeting.

According to Rule 14a-8, paragraph (1) under Question 6, the Corporation must notify a shareholder if the shareholder does not satisfy these SEC procedural and eligibility requirements, and provide the shareholder with the opportunity to adequately correct the problems. The shareholder's reply must be postmarked or transmitted electronically within 14 calendar days of receipt of the Corporation's notification letter.

The summary of responses to the Corporation's November 25, 2002 request for verification of beneficial ownership is as follows:

Proponent	Number of Shares Held (as Indicated by Proponent)	Date Statement Received from Record Holder	Record Holder Submits Valid Confirmation of Holdings?	Holds Over $2,000 in Securities or 1% of Voting Securities?	Eligible To Submit Rule 14-8 Proposal?
Board	79,600	Nov. 26, 2002	YES	YES	**YES**
Jane K. Bright	1	Dec. 9, 2002	YES	NO	**NO**
Arthur Burns	50	Dec. 9, 2002	NO[1]	NO	**NO**
Lori A. Ehrlich	3	Nov. 27, 2002	YES	NO	**NO**
Gail McCormick	2	Nov. 27, 2002	YES	NO	**NO**
R. Lynn Nadeau	1	none	NO	NO	**NO**
Brad Simmons	98	none	NO	NO	**NO**
Susan Vickers	4000	Dec. 12, 2002	NO[2]	YES	**NO**

Based on the share ownership information provided by the Proponents and the record holders of their shares, the Corporation believes that only the Board has properly verified ownership of enough shares to exceed $2000 in value of 1% of the shares eligible to vote on the matter, and only the Board is eligible to submit the Proposal. The Corporation intends to omit the Proposal as to the remaining Proponents on these grounds.

Further, should Ms. Lisa Evans claim that she also has submitted this Proposal, or any other proposal, for inclusion in the Corporation's 2003 proxy statement, the Corporation intends to omit such proposal because Ms. Evans does not own enough shares to exceed $2000 in value of 1% of the shares eligible to vote on the matter, and is not eligible to submit a proposal under Rule 14a-8.

---

1 Mr. Burns' provided an undated account statement from E*TRADE, indicating only the initial trade and settlement date for acquisition of his shares. This documentation does not demonstrate that he has continuously held the shares for the 12 months preceding submission of the proposal on November 13, 2002, does not satisfy the requirements of Rule 14a-8(2), and provides a separate ground for excluding Mr. Burns' proposal.

2 We received a statement from the record holder of Ms. Vickers' shares on December 12, 2002, after the December 10, 2002 deadline for response. Further, the record holder's letter indicated that she had continuously held shares for the 12 months prior to December 9, 2002, rather than for the 12 months prior to submission of the proposal on November 13, 2002, as is required by Rule 14a-8(b).

III. CONCLUSION

On the basis of the foregoing, it is the Corporation's position, and my legal opinion, that the Proposal may be omitted from the Corporation's proxy materials for the 2003 annual meeting pursuant to Rule 14a-8(i)(1). In addition, the Proposal may be omitted as to Ms. Lisa Evans and as to all Proponents except the Board, pursuant to Rule 14a-8(b), as those other parties either do not own sufficient shares or did not provide the required evidence that they owned sufficient shares. PG&E Corporation respectfully requests the concurrence of the staff of the Commission that the Proposal may be excluded from the Corporation's proxy statement relating to its 2003 annual meeting.

The Corporation intends to release definitive copies of its proxy materials to its shareholders on or about **March 12, 2003**, and wishes to release a draft of the proxy materials to its printer by **February 27, 2003**. Accordingly, we would appreciate the staff's response as promptly as possible.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (415) 817-8201, or Frances Chang at (415) 817-8207. If possible, I would appreciate it if the staff would send a copy of its response to this request to me by fax at (415) 817-8225 when it is available.

Please confirm this filing by returning a receipt-stamped copy of this letter. An extra copy of this letter and a pre-addressed postage paid envelope are enclosed.

Thank you for your attention to this matter.

Very truly yours,

G.P. Encinas

GARY P. ENCINAS
Chief Counsel, Corporate

Enclosures

cc: Shelley Alpern
General Board of Pension and Health Benefits of The United Methodist Church,
Attn: Vidette Bullock Mixon
Jane Bright
Arthur Burns
Lori A. Ehrlich
Gail McCormick
R. Lynn Nadeau
Brad Simmons
Susan Vickers
Linda Y.H. Cheng

PG&E Corporation

Linda Y.H. Cheng
Corporate Secretary

One Market, Spear Tower
Suite 2400
San Francisco, CA 94105
415.267.7070
Fax: 415.267.7260

November 25, 2002

VIA FACSIMILE (617/482-6179) AND FEDERAL EXPRESS

Ms. Shelley Alpern
Assistant Vice President
Trillium Asset Management
711 Atlantic Avenue
Boston, MA 02111

Dear Ms. Alpern:

This will acknowledge receipt on November 13, 2002, of eight substantively identical shareholder proposals (collectively, the "Proposal") that have been submitted by the General Board of Pension and Health Benefits of The United Methodist Church (Board) and by seven other individuals "in cooperation" with the Board, for inclusion in PG&E Corporation's (Corporation) proxy statement pursuant to Securities and Exchange Commission (SEC) Rule 14a-8. Each of the shareholders submitting the Proposal (Shareholders) has named you as the primary contact for correspondence regarding the Proposal.

The regulations of the Securities and Exchange Commission (SEC) regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

SEC Rule 14a-8, Question 2 specifies that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted. If the shareholder is not a registered holder, the shareholder must prove eligibility to submit a proposal by either (1) submitting to the company a written statement from the "record" holder of the securities verifying that, at the time of submission, the shareholder continuously held the required securities for at least one year or (2) submitting to the company appropriate filings on Schedule 13D, Schedule 13G, Form 3, Form 4, and/or Form 5, including amendments, demonstrating that the shareholder held the required number of shares. The shareholder also must include a written statement of intent to hold the securities through the date of the shareholder meeting.

Based on our preliminary review of the submissions, we believe that (1) the written statement provided by the record holder of shares beneficially owned by the Board does not satisfy Rule 14a-8, (2) each of the other Shareholders has failed to provide the required written statement from the record holder of their shares, and (3) based on the Shareholder's submission, Jane K. Bright, Arthur Burns, Lori A. Ehrlich (as custodian for Casey Ehrlich), Gail McCormick, R. Lynn Nadeau, and Brad Simmons do not hold enough shares, or otherwise lack the authority, to be eligible to submit a proposal pursuant to Rule 14a-8.

I have been informed by our Law Department that the Corporation may notify a shareholder if the shareholder does not satisfy the SEC procedural and eligibility requirements, and provide the shareholder with the opportunity to adequately correct the problems. According to Rule 14a-8, paragraph (1) under Question 6, the reply must be postmarked or transmitted electronically within 14 calendar days of receipt of this letter. Where applicable, please provide the required ownership information. For your convenience in replying, we have enclosed a prepaid Federal Express airbill and envelope addressed to PG&E Corporation. If the Corporation does not receive the appropriate information within the 14-day limit, the Corporation intends to omit that shareholder's submission of the Proposal from the Corporation's proxy statement, as permitted by Rule 14a-8.

Please note that, because the submissions have not satisfied the procedural and eligibility requirements noted above, this letter does not address whether the Proposal could be omitted from the Corporation's proxy statement on other grounds. If the procedural and eligibility deficiencies are adequately corrected within the 14-day time frame, the Corporation reserves the right to omit the Proposal from its proxy statement if a valid basis for such action exists under SEC Rule 14a-8.

Sincerely,

Linda Y.H. Cheng

Corporate Secretary

LYHC:cmm

Enclosures

cc: General Board of Pension and Health Benefits of The United Methodist Church,
Attn: Vidette Bullock Mixon (FAX: 847/866-4637 and Federal Express)
Jane Bright (FAX: 781/639-0622)
Arthur Burns (FAX: 781/639-8667)
Lori A. Ehrlich (U.S. Mail)
Gail McCormick (FAX: 718/639-8667)
R. Lynn Nadeau (FAX: 781/865-7781)
Brad Simmons (FAX: 781/865-7781)
Susan Vickers (U.S. Mail)

→ (FAX - 2 PAGES)

ARTHUR BURNS
30 DEVEREUX ST
MARBLEHEAD MA
01945

11-13-02

Linda Y.H. Cheng
Corporate Secretary
PG&E Corporation and Pacific Gas and Electric Company
One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

Via fax and regular mail: 415-267-7265

Dear Ms. Cheng:

As the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations of the Securities Act of 1934, of 50 shares of PG&E Corp. common stock, I am submitting a shareholder proposal for inclusion in the next proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. I am acting in cooperation with the General Board of Pensions and Health Benefits of the United Methodist Church, the primary filer of this resolution. Our contact for this resolution is Shelley Alpern of TRILLIUM ASSET MANAGEMENT, who can be reached at 617-423-6655, x 248. I ask that you copy me on any documentation related to this resolution.

In accordance with Rule 14a-8, I have held these shares for more than one year and will continue to hold this position through the date of the 2003 annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or their appointed representative will be present at the annual meeting to introduce the proposal.

Thank you for your attention.

Sincerely,

[signature]

Arthur Burns

(Shares held in the street name of E-Trade)

cc Shelley Alpern
TRILLIUM ASSET MANAGEMENT

ATTACHMENT TO Letters of ARTHUR BURNS and GAIL MCCORMICK 11-13-02

SUPPORTING STATEMENT

The Environmental Protection Agency (EPA) has stated that electricity generation is responsible for 40% of man-made carbon dioxide (CO_2), the leading greenhouse gas, as well as 25% of nitrogen oxides (NOx), 67% of sulfur dioxide (SO_2), and 34% of mercury emitted annually nationwide. NOx is a contributor to smog and SO_2 is a major factor in acid rain. In addition, SO_2, NOx, and ammonia are known to cause human health risks including respiratory illnesses, cardiovascular degradation and contribute to premature death. Mercury is a known neurotoxin that is estimated by the National Academy of Sciences to cause neurological damage to 60,000 newborns each year through the consumption of contaminated fish by pregnant women.

Our company has made impressive strides toward reducing greenhouse gas emissions in a number of its facilities, but progress has been uneven among them. For example, the Salem and Brayton Point facilities ranked first and second, respectively, on the Environmental Protection Agency's list of facilities in Massachusetts emitting hazardous air pollutants for 2000.

- In 2000, the Salem Harbor Generating Station in Salem, Massachusetts emitted 14 lbs/MWh of SO_2 and 3.5 lbs/MWh of NOx.
- In the same year, the Brayton Point Station in Somerset, Massachusetts emitted 11 lbs/MWH for SO_2 and 3.2 lbs/MWh for NOx
- These emissions are well in excess of the average for PG&E's generating facilities of 2.1 lbs/MWh for SO_2 and 0.9 lbs/MWh for Nox, as reported in PG&E's 2000 environmental report.

PG&E is seeking to delay by two years the implementation of emissions control technologies at Salem Harbor Station as mandated by the Mass. Department of the Environment. It is our opinion that these plants, the only two coal and oil plants of PG&E Energy Corp.'s fleet built before 1978, pose unacceptable health risks to the public and potential liabilities to shareholders. A Harvard School of Public Health study estimated that the proposed delay could result in over 100 premature deaths, 28,000 asthma attacks and almost 200,000 upper respiratory symptom days.

The excessive greenhouse gas emissions at the Salem and Brayton Point facilities are exposing PG&E to reputation and brand damage, as well as regulatory and litigation risk.

THEREFORE, BE IT RESOLVED:

That the Board of Directors report (at reasonable cost and omitting proprietary information) by October 2003 to shareholders on: (a) the economic risks associated with the Company's past, present and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and (b) the economic benefits of committing to substantial reduction of those emissions related to its current business activities (i.e., potential improvement in competitiveness and profitability).

Linda Y.H. Cheng
Corporate Secretary
PG&E Corporation and Pacific Gas and Electric Company
One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

Via fax and regular mail: 415-267-7265

Dear Ms. Cheng:

As the beneficial owner(s), as defined under Rule 13(d)-3 of the General Rules and Regulations of the Securities Act of 1934, of 3 shares of PG&E Corp. common stock, I am submitting a shareholder proposal for inclusion in the next proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. I am acting in cooperation with the General Board of Pensions and Health Benefits of the United Methodist Church, the primary filer of this resolution. Our contact for this resolution is Shelley Alpern of TRILLIUM ASSET MANAGEMENT, who can be reached at 617-423-6655, x 248. I ask that you copy me on any documentation related to this resolution.

In accordance with Rule 14a-8, I have held these shares for more than one year and will continue to hold this position through the date of the 2003 annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or their appointed representative will be present at the annual meeting to introduce the proposal.

Thank you for your attention.

Sincerely,

Lori A. Ehrlich
As custd for Casey Ehrlich
46 Gerald Road
Marblehead, MA 01945
781-639-0299
lale@attbi.com

281 Lynn Shore Drive
Lynn, MA 01902

November 13, 2002

Linda Y.H. Cheng
Corporate Secretary
PG&E Corporation and Pacific Gas and Electric Company
One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

Via fax and regular mail: 415-267-7265

Dear Ms. Cheng:

As the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations of the Securities Act of 1934, of two shares of PG&E Corp. common stock, I am submitting a shareholder proposal for inclusion in the next proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. I am acting in cooperation with the General Board of Pensions and Health Benefits of the United Methodist Church, the primary filer of this resolution. Our contact for this resolution is Shelley Alpern of TRILLIUM ASSET MANAGEMENT, who can be reached at 617-423-6655, x 248. I ask that you copy me on any documentation related to this resolution.

In accordance with Rule 14a-8, I have held these shares for more than one year and will continue to hold this position through the date of the 2003 annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or their appointed representative will be present at the annual meeting to introduce the proposal.

Thank you for your attention.

Sincerely,

Gail McCormick

ATTACHMENT TO
Letters of ARTHUR BURNS
and GAIL McCORMICK
11-13-02

SUPPORTING STATEMENT

The Environmental Protection Agency (EPA) has stated that electricity generation is responsible for 40% of man-made carbon dioxide (CO_2), the leading greenhouse gas, as well as 25% of nitrogen oxides (NOx), 67% of sulfur dioxide (SO_2), and 34% of mercury emitted annually nationwide. NOx is a contributor to smog and SO_2 is a major factor in acid rain. In addition, SO_2, NOx, and ammonia are known to cause human health risks including respiratory illnesses, cardiovascular degradation and contribute to premature death. Mercury is a known neurotoxin that is estimated by the National Academy of Sciences to cause neurological damage to 60,000 newborns each year through the consumption of contaminated fish by pregnant women.

Our company has made impressive strides toward reducing greenhouse gas emissions in a number of its facilities, but progress has been uneven among them. For example, the Salem and Brayton Point facilities ranked first and second, respectively, on the Environmental Protection Agency's list of facilities in Massachusetts emitting hazardous air pollutants for 2000.

- In 2000, the Salem Harbor Generating Station in Salem, Massachusetts emitted 14 lbs/MWh of SO_2 and 3.5 lbs/MWh of NOx.
- In the same year, the Brayton Point Station in Somerset, Massachusetts emitted 11 lbs/MWH for SO_2 and 3.2 lbs/MWh for NOx
- These emissions are well in excess of the average for PG&E's generating facilities of 2.1 lbs/MWh for SO_2 and 0.9 lbs/MWh for Nox, as reported in PG&E's 2000 environmental report.

PG&E is seeking to delay by two years the implementation of emissions control technologies at Salem Harbor Station as mandated by the Mass. Department of the Environment. It is our opinion that these plants, the only two coal and oil plants of PG&E Energy Corp.'s fleet built before 1978, pose unacceptable health risks to the public and potential liabilities to shareholders. A Harvard School of Public Health study estimated that the proposed delay could result in over 100 premature deaths, 28,000 asthma attacks and almost 200,000 upper respiratory symptom days.

The excessive greenhouse gas emissions at the Salem and Brayton Point facilities are exposing PG&E to reputation and brand damage, as well as regulatory and litigation risk.

THEREFORE, BE IT RESOLVED:

That the Board of Directors report (at reasonable cost and omitting proprietary information) by October 2003 to shareholders on: (a) the economic risks associated with the Company's past, present and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and (b) the economic benefits of committing to substantial reduction of those emissions related to its current business activities (i.e., potential improvement in competitiveness and profitability).

10 Surf Street
Marblehead MA 01945

Linda Y.H. Cheng
Corporate Secretary
PG&E Corporation and Pacific Gas and Electric Company
One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

Via fax and regular mail: 415-267-7265

November 13, 2002

Dear Ms. Cheng:

As the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations of the Securities Act of 1934, of 1 share of PG&E Corp. common stock, I am submitting a shareholder proposal for inclusion in the next proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. I am acting in cooperation with the General Board of Pensions and Health Benefits of the United Methodist Church, the primary filer of this resolution. Our contact for this resolution is Shelley Alpern of TRILLIUM ASSET MANAGEMENT, who can be reached at 617-423-6655, x 248. I ask that you copy me on any documentation related to this resolution.

In accordance with Rule 14a-8, I have held these shares for more than one year and will continue to hold this position through the date of the 2003 annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or their appointed representative will be present at the annual meeting to introduce the proposal.

Thank you for your attention.

Sincerely,

R Lynn Nadeau

R. Lynn Nadeau

4 Barton Place
Salem, Ma 01970

Linda Y.H. Cheng
Corporate Secretary
PG&E Corporation and Pacific Gas and Electric Company
One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

Via fax and regular mail: 415-267-7265

Dear Ms. Cheng:

As the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations of the Securities Act of 1934, of 98 shares of PG&E Corp. common stock, I am submitting a shareholder proposal for inclusion in the next proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. I am acting in cooperation with the General Board of Pensions and Health Benefits of the United Methodist Church, the primary filer of this resolution. Our contact for this resolution is Shelley Alpern of TRILLIUM ASSET MANAGEMENT, who can be reached at 617-423-6655, x 248. I ask that you copy me on any documentation related to this resolution.

In accordance with Rule 14a-8, I have held these shares for more than one year and will continue to hold this position through the date of the 2003 annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or their appointed representative will be present at the annual meeting to introduce the proposal.

Thank you for your attention.

Sincerely,

Brad Simmons

GENERAL BOARD OF PENSION
AND HEALTH BENEFITS OF
THE UNITED METHODIST CHURCH

1201 Davis Street
Evanston, Illinois 60201-4118
1.800.851.2201

November 11, 2002

Linda Y.H. Cheng
Corporate Secretary,
PG & E Corporation and Pacific Gas and Electric Company
One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

Dear Ms. Cheng:

The General Board of Pension and Health Benefits of The United Methodist Church has the responsibility for administering and investing pension funds in excess of $10 billion. The General Board is committed to being a socially responsible investor, and endeavors to invest in funds and corporations that have a positive impact on society. The Social Principles of our denomination encourage the General Board to invest in companies that take into account their environmental impact on the communities in which they do business. In such capacity, the General Board has an investment position of 79,600 shares of common stock in PG & E Corporation.

The 2000 Book of Resolutions of The United Methodist Church states our belief in the *Right to Clean Air*: "We believe clean air is a basic right and necessity for all life...We advocate that all large polluters , specifically power plants, refineries and chemical manufacturers, irrespective of age or fuel use, meet standards based on the least polluting process in each industrial sector..." In support of this work, I am hereby authorized to notify you of our intention to file the enclosed shareholder resolution with PG & E Corporation. The General Board of Pensions and Health Benefits submits this resolution for inclusion in the proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. The General Board of Pensions and Health Benefits has held its investment position in PG & E more than one year prior to this date, and we intend to hold this position through the date of the 2003 annual meeting. Verification of ownership is included.

Shelley Alpern, Assistant Vice President at TRILLIUM ASSET MANAGEMENT, will serve as our primary contact for this resolution, and can be reached at (617) 423-6655, x 248. We would ask that you copy us on any documentation related to this resolution. Thank you for your attention.

Sincerely,

Vidette Bullock Mixon

Vidette Bullock Mixon
Director of Corporate Relations and Social Concerns

cc: Robert Glynn, Jr., Chairman, President & CEO, PG&E Corporation

THEREFORE, BE IT RESOLVED:

That the Board of Directors report (at reasonable cost and omitting proprietary information) by October 2003 to shareholders on: (a) the economic risks associated with the Company's past, present and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and (b) the economic benefits of committing to substantial reduction of those emissions related to its current business activities (i.e., potential improvement in competitiveness and profitability).

SUPPORTING STATEMENT

The Environmental Protection Agency (EPA) has stated that electricity generation is responsible for 40% of man-made carbon dioxide (CO_2), the leading greenhouse gas, as well as 25% of nitrogen oxides (NOx), 67% of sulfur dioxide ($S0_2$), and 34% of mercury emitted annually nationwide. NOx is a contributor to smog and SO_2 is a major factor in acid rain. In addition, SO_2, NOx, and ammonia are known to cause human health risks including respiratory illnesses, cardiovascular degradation and contribute to premature death. Mercury is a known neurotoxin that is estimated by the National Academy of Sciences to cause neurological damage to 60,000 newborns each year through the consumption of contaminated fish by pregnant women.

Our company has made impressive strides toward reducing greenhouse gas emissions in a number of its facilities, but progress has been uneven among them. For example, the Salem and Brayton Point facilities ranked first and second, respectively, on the Environmental Protection Agency's list of facilities in Massachusetts emitting hazardous air pollutants for 2000.

- In 2000, the Salem Harbor Generating Station in Salem, Massachusetts emitted 14 lbs/MWh of SO_2 and 3.5 lbs/MWh of NOx.
- In the same year, the Brayton Point Station in Somerset, Massachusetts emitted 11 lbs/MWH for SO_2 and 3.2 lbs/MWh for NOx
- These emissions are well in excess of the average for PG&E's generating facilities of 2.1 lbs/MWh for SO_2 and 0.9 lbs/MWh for Nox, as reported in PG&E's 2000 environmental report.

PG&E is seeking to delay by two years the implementation of emissions control technologies at Salem Harbor Station as mandated by the Mass. Department of the Environment. It is our opinion that these plants, the only two coal and oil plants of PG&E Energy Corp.'s fleet built before 1978, pose unacceptable health risks to the public and potential liabilities to shareholders. A Harvard School of Public Health study estimated that the proposed delay could result in over 100 premature deaths, 28,000 asthma attacks and almost 200,000 upper respiratory symptom days.

The excessive greenhouse gas emissions at the Salem and Brayton Point facilities are exposing PG&E to reputation and brand damage, as well as regulatory and litigation risk.

November 13, 2002

Linda Y.H. Cheng
Corporate Secretary
PG&E Corporation and Pacific Gas and Electric Company
One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

Via fax and regular mail: 415-267-7265

Dear Ms. Cheng:

As the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations of the Securities Act of 1934, of 4000 shares of PG&E Corp. common stock, I am submitting a shareholder proposal for inclusion in the next proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. I am acting in cooperation with the General Board of Pensions and Health Benefits of the United Methodist Church, the primary filer of this resolution. Our contact for this resolution is Shelley Alpern of TRILLIUM ASSET MANAGEMENT, who can be reached at 617-423-6655, x 248. I ask that you copy me on any documentation related to this resolution.

In accordance with Rule 14a-8, I have held these shares for more than one year and will continue to hold this position through the date of the 2003 annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or their appointed representative will be present at the annual meeting to introduce the proposal.

Thank you for your attention.

Sincerely,

Susan Vickers, RSM

Susan Vickers
815 N. Humboldt St. #506
San Mateo, CA 94401

NOV. 13. 2002 3:23PM CHW 415 NO. 9355 P. 1

3 Bridge St.
Marblehead, MA 01945
781-631-8104
jkbright@attbi.com
November 13, 2002

Linda Y.H. Cheng
Corporate Secretary
PG&E Corporation and Pacific Gas and Electric Company
One Market, Spear Tower, Suite 2400
San Francisco, CA 94105
Via fax and regular mail: 415-267-7265

Dear Ms. Cheng:

As the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations of the Securities Act of 1934, of one share of PG&E Corp. common stock, I am submitting a shareholder proposal for inclusion in the next proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. I am acting in cooperation with the General Board of Pensions and Health Benefits of the United Methodist Church, the primary filer of this resolution. Our contact for this resolution is Shelley Alpern of TRILLIUM ASSET MANAGEMENT, who can be reached at 617-423-6655, x 248. Please copy me on any documentation related to this resolution.

In accordance with Rule 14a-8, I have held these shares for more than one year and will continue to hold this position through the date of the 2003 annual meeting. Proof of ownership will be provided by my broker, Fidelity Investments, upon request. One of the filing shareholders or their appointed representative will be present at the annual meeting to introduce the proposal.

Thank you for your attention.

Sincerely,

Jane K Bright

Jane K. Bright

Mellon Trust

One Mellon Bank Center
Pittsburgh, PA 15258-0001

October 28, 2002

Ms. Vidette Bullock Mixon
The General Board of Pension and Health
Benefits of the The United Methodist Church
1201 Davis Street
Evanston, IL 60201

Dear Vidette:

This letter is in response to your request for confirmation that the General Board of Pension and Health Benefits of the United Methodist Church has owned shares of **PG&E** for a least one year since September 30, 2002 and such investment had a market value of at least $2000.00.

This security is currently held by Mellon Trust, Master Custodian, for the General Board of Pension and Health Benefits of the United Methodist Church in our nominee name at Depository Trust Company.

Please contact me directly at 412-236-1440 with any questions.

Sincerely,

Lee F. Schmitt
Service Delivery Officer
Mellon Trust

Mellon

Fax

To:	Linda Y.H. Cheng	**From:**	Lee Schmitt
Fax:	415-267-7268	**Pages:**	2 (including Cover)
Phone:		**Date:**	11/26/02
Re:	Revised Verification of Ownership Letter	**CC:**	

☐ **Urgent** ☐ **For Review** ☐ **Please Comment** ☐ **Please Reply** ☐ **Please Recycle**

● **Comments:**

Good morning,

Please see the revised Verification of Ownership Letters for the GBOPHB of the United Methodist Church. The original letter had a typographical error on in which the date listed in the body of the letter was September 30, 2002 instead of the correct date September 30, 2001. This date listed the ownership of shares as of date.

The typographical error was not an actual ownership date mistake. The GBOPHB of the United Methodist Church has held these shares for one year since September 30, 2001 and the market value of these shares has exceeded $2000.00 for the entire time.

I apologize for any inconvenience that this may have caused.

Lee Schmitt

Mellon

Mellon Trust

November 26, 2002

Ms. Videtta Bullock Mixon
The General Board of Pension and Health
Benefits of the United Methodist Church
1201 Davis Street
Evanston, IL 60201

Dear Videtta:

This letter is in response to your request for confirmation that the General Board of Pension and Health Benefits of the United Methodist Church has owned shares of PG&E for at least one year since September 30, 2001 and such investment had a market value of at least $2000.00.

This security is currently held by Mellon Trust, Master Custodian, for the General Board of Pension and Health Benefits of the United Methodist Church in our nominee name at Depository Trust Company.

Please contact me directly at 412-236-1440 with any questions.

Sincerely,

Lee F. Schmitt
Service Delivery Officer
Mellon Trust

3 Bridge Street
Marblehead, MA 01945
781-631-8104
jkbright@attbi.com

FAX: 2 PAGES INCLUDING THIS COVER

December 9, 2002

Ms. Linda Y.H. Cheng
PG&E Corporation
One Market, Spear Tower
Suite 2400
San Francisco, CA 94105

Via fax (415-267-7260) and regular mail

Dear Ms. Cheng:

Attached is the one page documentation from Fidelity Investments, my broker, confirming my ownership of PG&E stock. I am providing this documentation as you requested in support of the shareholder resolution filed by the United Methodist Church. It is Fidelity's policy to send such information exclusively to the owners of shares and not to third parties. I will also send this documentation via regular mail.

Please either fax me at 781-639-0622 or email to confirm that you have received this fax. Thank you.

Sincerely,

Jane K Bright

Jane K. Bright

Fidelity Investments

December 3, 2002

JANE K BRIGHT
3 BRIDGE ST
MARBLEHEAD, MA 01945-3711

Dear Ms. Linda Y. H. Cheng of PG&E:

This letter is to confirm Ms. Bright purchased 1 share of PG&E Corporation (CUSIP# 69331C108) on January 12, 2000. She has held this share through the present time. Today PG&E closed at $13.09 per share, thus giving her a position a value of $13.09.

If you have further questions, please call our account assistance line at 1-800-544-6666.

Sincerely,

Brandon Kinnard
Senior Service Trader

Our file: W015117-02DEC02

Fidelity Brokerage Services LLC
Fidelity Retail Core Customer

Cityplace Center East
2711 North Haskell Avenue
Suite 1400
Dallas, Texas 75204-2910

JRT
2008

ARTHUR L. BURNS
Attorney at Law
4 Sewall Street * Marblehead, MA 01945
aburns1234@aol.com

Telephone: (781) 639-8221 *Fax: (781) 639-8667*

December 9, 2002

Linda Y.H. Cheng
Corporate Secretary
PG&E Corporation
One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

Re: Trillium Asset Managment

Via: fax and regular mail: 415-267-7265

Dear Ms. Cheng:

Enclosed is a written statement from E*TRADE verifying my eligibility to submit a proposal at the shareholder meeting. Please note that I have held 50 shares of PG&E for over 2 years. I am also writing to confirm that it is my intent to hold the securities through the date of the shareholder meeting.

Sincerely,

Arthur Burns

Official Trade Confirmations

For the account of:
ARTHUR L BURNS
30 DEVEREUX ST
MARBLEHEAD MA 01945

Account Number	Type	Transaction Type
1028-8220	Margin	03 - Chicago Stock Exchange

Trade Date	Settlement Date	Symbol	CUSIP	Buy/Sell	Net Amount
03-29-2000	04-03-2000	PCG	69331C-10-8	Buy	1,068.08000

Item No.	Quantity	Price	Amount	Interest / Sales Tax	Sec Fee / Broker Assisted / Market Center	Commission / Charge
1	50.00000	21.06250	1,053.13000	.00000		14.95000

Description

PG&E CORPORATION

UNSOLICITED

AMERICAN EXPRESS

Advanced Advisor Group

Bruce A. Ehrlich, CFP™
Senior Financial Advisor
Certified Financial Planner™

American Express
Financial Advisors Inc.
IDS Life Insurance Company
175 Andover Street
Danvers, MA 01923
Bus: 978.777.6500 Ext. 118
Fax: 978.750.0051
bruce.a.ehrlich@aexp.com

November 27, 2002

Ms. Linda Y.H. Cheng
PG&E Corporation
One Market, Spear Tower
Suite 2400
San Francisco, CA 94105

Via fax (415-267-7260) and regular mail

Dear Ms. Cheng:

This letter confirms that American Express holds as custodian 1 share of common stock of PG&E Corporation for Lisa Evans. The current market value of this position is $13.67.

This position was acquired on 12/26/99 and has been held continuously since then.

The share(s) are held at the Depositary Trust Company under the Nominee name of American Enterprise Investment Services.

This letter serves as confirmation that the account holder(s) listed above are the beneficial owner(s) of the above referenced stock.

Sincerely,

Bruce A. Ehrlich, CFP

Advanced Advisor Group

Bruce A. Ehrlich, CFP™
Senior Financial Advisor
Certified Financial Planner™

American Express
Financial Advisors Inc.
IDS Life Insurance Company
175 Andover Street
Danvers, MA 01923
Bus: 978.777.6500 Ext. 118
Fax: 978.750.0051
bruce.a.ehrlich@aexp.com

November 27, 2002

Ms. Linda Y.H. Cheng
PG&E Corporation
One Market, Spear Tower
Suite 2400
San Francisco, CA 94105

Via fax (415-267-7260) and regular mail

Dear Ms. Cheng:

This letter confirms that American Express holds as custodian 2 shares of common stock of PG&E Corporation for Gail McCormick. The current market value of this position is $27.34.

This position was acquired on 12/26/99 and has been held continuously since then.

The share(s) are held at the Depositary Trust Company under the Nominee name of American Enterprise Investment Services.

This letter serves as confirmation that the account holder(s) listed above are the beneficial owner(s) of the above referenced stock.

Sincerely,

Bruce A. Ehrlich, CFP

Advanced Advisor Group

Bruce A. Ehrlich, CFP™
Senior Financial Advisor
Certified Financial Planner™

American Express
Financial Advisors Inc.
IDS Life Insurance Company
175 Andover Street
Danvers, MA 01923
Bus: 978.777.6500 Ext. 118
Fax: 978.750.0051
bruce.a.ehrlich@aexp.com

November 27, 2002

Ms. Linda Y.H. Cheng
PG&E Corporation
One Market, Spear Tower
Suite 2400
San Francisco, CA 94105

Via fax (415-267-7260) and regular mail

Dear Ms. Cheng:

This letter confirms that American Express holds as custodian 3.278 shares of common stock of PG&E Corporation for Lori A. Ehrlich custodian FBO Casey A. Ehrlich . The current market value of this position is $44.81.

This position was acquired on 12/26/99 and has been held continuously since then.

The share(s) are held at the Depositary Trust Company under the Nominee name of American Enterprise Investment Services.

This letter serves as confirmation that the account holder(s) listed above are the beneficial owner(s) of the above referenced stock.

Sincerely,

Bruce A. Ehrlich, CFP

Charles Schwab
1300 South El Camino Real
San Mateo, California 94402
(800) 435-4000

December 9, 2002

Susan E Vickers & F Dunphy TTEE
Susan E Vickers Revocable Inter Vivos Trust
815 N Humbolt St. #506
San Mateo CA 94401

Re: Charles Schwab & Co., Inc. Account # 3616-3898

To Susan E Vickers TTEE:

This letter is to confirm that the above account currently holds 4,000 shares of PG & E common stock and has held this position for over 12 months. Any questions please call customer service department at 800-435-4000.

Thank You,
Brian Daley,
Investment Specialist II

Trillium ASSET MANAGEMENT
Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 fax 617-482-6179 toll-free 800-548-5684

20 Years of Investing for a Better World™

Gary P. Encinas
Chief Counsel, Corporate Law Department
PG&E Corporation
One Market, Spear Tower
Suite 400
San Francisco, CA 94105

Via overnight mail and fax (415-817-8825)

January 29, 2003

Re: Shareholder proposal of the General Board of Pensions and Health Benefits of the United Methodist Church

Dear Mr. Encinas:

The co-proponents of the shareholder proposal concerning greenhouse gas emissions are in receipt of PG&E Corporaiton's letter to the Securities and Exchange Commission (SEC) dated December 19, 2002 ("the 12/19/02 letter"), and have asked me to respond on their behalf.

In your letter to the SEC, you have cited as a ground for exclusion the "mandatory" nature of the proposal as improper under California General Corporation Law. We believe that a simple amendment to the "resolved" paragraph would eliminate that objection without altering the substance of the request. We propose to add the words "Shareholders request that" to the very beginning of the resolved paragraph.

The 12/19/02 letter also asserts that shareholders Jane K. Bright, Lori A. Ehrlich and Gail McCormick fail to meet filing requirements because none individually own over $2,000 in PG&E securities or 1% of voting securities. It is our understanding that the rules do not require co-proponents to meet that threshold if they have clearly stated that they are filing in cooperation with a proponent that does meet that threshold. The letters of each of these three individuals, which are included as attachments to the 12/19/02 letter, clearly state that their filings are "in cooperation with the General Board of Pensions and Health Benefits of the United Methodist Church," which the 12/19/02 letter acknowledges as meeting filing requirements.

We therefore respectfully request that PG&E: (1) accept our proposed alteration to the shareholder proposal, and (2) recognize Jane K. Bright, Lori A. Ehrlich and Gail McCormick as valid co-proponents of the proposal.

Thank you for your attention. I can be reached at (617) 292-8026, x 248 if you wish to discuss this matter.

Sincerely,

Shelley Alpern

Shelley Alpern
Assistant Vice President

Cc: Grace Lee, Esq., Division of Corporation Finance, Securities and Exchange Commission

Trillium
ASSET MANAGEMENT

To:	Grace Lee, Esquire SEC Division of Corporate Finance	**From:**	Shelley Alpern, Assistant V.P.
Fax:	202-942-9530	**Tel:**	617-292-8026 X248
Phone:		**Pages:**	2 (incl. cover)
Re:	Response to PG&E Corp.'s request for no-action letter for proposal submitted by the General Board of Pensions of the United Methodist Church	**Date:**	1/29/03

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 18, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PG&E Corporation
Incoming letter dated December 19, 2002

The proposal mandates that the board of directors report to shareholders on topics related to the company's emissions of carbon dioxide, sulfur dioxide, nitrogen oxide, and mercury.

We are unable to concur in your view that PG&E may exclude Jane K. Bright, Lori A. Ehrlich, and Gail McCormick as co-proponents of the proposal under rule 14a-8(f). We note in particular that you did not assert that the aggregated holdings of the co-proponents do not satisfy the minimum share ownership requirements specified by rule 14a-8(b). Accordingly, it is our view that PG&E may not omit Jane K. Bright, Lori A. Ehrlich, and Gail McCormick as co-proponents of the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

There appears to be some basis for your view that PG&E may exclude Arthur Burns, R. Lynn Nadeau, Brad Simmons, and Susan Vickers as co-proponents of the proposal under rule 14a-8(f). We note that the proponents appear to have failed to supply, within 14 days of receipt of PG&E's request, documentary support sufficiently evidencing that they continuously held PG&E's securities for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if PG&E omits Arthur Burns, R. Lynn Nadeau, Brad Simmons, and Susan Vickers as co-proponents of the proposal in reliance on rules 14a-8(b) and 14a-8(f).

There appears to be some basis for your view that PG&E may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears, however, that this defect could be cured if the proposal were recast as a recommendation or request rather than as a mandate. Accordingly, unless the proponents provide PG&E with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if PG&E omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

Sincerely,

Katherine W. Hsu

Katherine W. Hsu
Attorney-Advisor